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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

             TRANSACTION VALUATION                      AMOUNT OF FILING FEE
                 $26,143,709(1)                             $2,405.22(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.
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|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID: $2,405.22            FILING PARTY: TSAC CORP.
                                                                 TIFFANY & CO.
                                                                 TIFFANY & CO.
                                                                 INTERNATIONAL

      FORM OR REGISTRATION NO.: SCHEDULE TO-T      DATE FILED:   AUGUST 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

|X| going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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     This Amendment No. 4 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

     Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of Schedule TO is hereby supplemented by including the following:

     The Offer expired at 5:00 p.m. New York City time on Friday, September 27, 2002. Pursuant to the Offer, on September 27, 2002, the Purchaser accepted for payment 4,367,661 Shares reported by the Depositary as having been tendered in the Offer, which, when added to the shares already held by Tiffany and its affiliates and the shares to be purchased from Seymour Holtzman and certain of his affiliates, including Jewelcor Management, Inc., pursuant to the Stock Purchase Agreement, represent approximately 79.4% of the Shares outstanding as of September 27, 2002. Pursuant to its rights under the Offer, Purchaser has waived the Minimum Condition. The Majority of the Minority condition has been satisfied.

     On September 30, 2002, Tiffany issued a press release announcing the results of the Offer and announcing that a subsequent offering period for the Offer will begin September 30, 2002 and will expire October 25, 2002 at 5 p.m. New York City time, unless extended. During the subsequent offering period, Purchaser will accept and promptly pay for all Shares as they are tendered. Purchaser will purchase the tendered Shares at a price of $2.40 per share. Shares that are tendered during the subsequent offering period may not be withdrawn. Tiffany, International and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of Tiffany's September 30, 2002 press release is attached hereto as Exhibit
(a)(1)(x).

ITEM 12.  EXHIBITS

     Item 12 of Schedule TO is hereby supplemented by including the following:

     (a)(1)(x) Text of Press Release issued by Tiffany on September 30, 2002.


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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TIFFANY & CO.

                                      By: /s/ PATRICK B. DORSEY
                                      Name: Patrick B. Dorsey
                                      Title: Senior Vice President,
                                      Secretary and General Counsel

                                      TIFFANY & CO. INTERNATIONAL

                                      By: /s/ PATRICK B. DORSEY
                                      Name: Patrick B. Dorsey
                                      Title: Vice President and Secretary

                                      TSAC CORP.

                                      By: /s/ PATRICK B. DORSEY
                                      Name: Patrick B. Dorsey
                                      Title: Secretary and Treasurer

Dated: September 30, 2002


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